TRIARC COMPANIES, INC.
1155 Perimeter Center West
Atlanta, Georgia 30338

August 14, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Max Webb
                 Amanda McManus

Triarc Companies, Inc.
Amendment No. 3 to Registration Statement on
Form S-4 (File No. 333-151336)

Dear Mr. Webb,:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “S-4”) relating to the registration of approximately 377 million shares of common stock, par value $0.01 per share, of Triarc Companies, Inc. (the “Company”) be accelerated to August 15, 2008 at 2:00 p.m. E.T. or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact Jane Danek of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3088.

*  *  *  *  *

Very truly yours,

By:	/s/ Nils Okeson Name: Nils Okeson Title: Senior Vice President, General Counsel and Secretary